UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ALLERGAN, INC.
(Name of Subject Company (Issuer))

ALLERGAN, INC.
(Name of Filing Person (Issuer))

LIQUID YIELD OPTION™ NOTES DUE 2020 (Zero Coupon–Subordinated)
(Title of Class of Securities)

018490 AA0
(CUSIP Number of Class of Securities)

______________

Douglas S. Ingram	Copy to:	Copy to:
Corporate Vice President,	Cary K. Hyden, Esq.	Jeffrey D. Karpf, Esq.
General Counsel and Secretary	Jonn R. Beeson, Esq.	Cleary, Gottlieb, Steen & Hamilton
Allergan, Inc.	Latham & Watkins	One Liberty Plaza
2525 Dupont Drive	650 Town Center Drive	New York, New York 10006
Irvine, California 92612	Suite 2000	(212) 225-2000
(714) 246-4500	Costa Mesa, California 92626
(714) 540-1235

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$425,699,523	$85,140

*	For the purpose of calculating the filing fee only, this amount represents the value of all outstanding LYONs based on the purchase price of $647.50 per $1,000 principal amount (657,451 LYONs x $647.50).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$85,140	Filing Party:	Allergan, Inc.
Date Filed:	November 18, 2002	Form or Registration No.:	005-40724

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

     Allergan, Inc., a Delaware corporation, hereby further amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed on November 18, 2002 and amended on December 3, 2002, with respect to the offer by Allergan to purchase up to $657.4 million aggregate principal amount at maturity of its outstanding Liquid Yield Option™ Notes due 2020 (Zero Coupon—Subordinated) issued in November 2000 (the “LYONs”) at a purchase price of $647.50 per $1,000 principal amount at maturity of LYONs. Allergan’s offer for the LYONs is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, with respect to the LYONs, as amended or supplemented from time to time, together with the Offer to Purchase, constitute the “Offer”), copies of which have been filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer expired at 11:59 p.m., Eastern time, on December, 16, 2002. The Schedule TO, as amended and supplemented hereby, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 11:59 p.m., Eastern time, on Monday, December 16, 2002. Based on information provided by the Depositary, approximately $588 million in aggregate principal amount at maturity of LYONs were validly tendered and not withdrawn in the Offer, including approximately $17 million of notes tendered pursuant to the procedures for guaranteed delivery. Allergan has accepted for purchase all of the LYONs validly tendered and not withdrawn. Payment for the LYONs accepted for purchase, and return of all other LYONs tendered but not accepted, is expected to occur on or about Friday, December 20, 2002. On December 17, 2002, Allergan issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

     Item 12 is hereby amended and supplemented to add Exhibit (a)(5)(C), as follows:

     (a)(5)(C) Press Release issued by Allergan on December 17, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2002

ALLERGAN, INC.

By:	/s/ DOUGLAS S. INGRAM

Name: Douglas S. Ingram
Title: Corporate Vice President, General
Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 18, 2002
(a)(1)(B)*	Form of Letter of Transmittal, including taxpayer I.D. guidelines
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)*	Summary Advertisement
(a)(5)(B)*	Press Release issued by Allergan on November 18, 2002
(a)(5)(C)	Press Release issued by Allergan on December 17, 2002
(b)(1)*	Indenture, dated as of November 6, 2002, between Allergan, Inc. and Wells Fargo Bank, National Association, as trustee, for Zero Coupon Convertible Senior Notes Due 2022
(c)	Not applicable
(d)*	Indenture, dated as of November 1, 2000 by and between Allergan, Inc. and U.S. Bank Trust National Association, as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Note, is hereby incorporated by reference to Allergan’s Form S-3 (File No. 333-50524) filed with the Securities and Exchange Commission on November 22, 2000
(e)	None
(g)	None
(h)	None

*	Previously filed.

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